NAME OF REGISTRANT:
Franklin Global Trust
File No. 811-10157


EXHIBIT ITEM No. 77D(g): Policies with respect to security investments



May 21, 2012 supplement to the Registrant's prospectus:

495 SA-1 05/12

SUPPLEMENT DATED MAY 21, 2012
TO THE STATEMENT OF ADDITIONAL INFORMATION
DATED DECEMBER 1, 2011
OF
FRANKLIN GLOBAL REAL ESTATE FUND
(Franklin Global Trust)

The Statement of Additional Information is amended as follows:
I.	The section beginning on page 2 entitled "Goal, Strategies and
Risks -Additional Considerations" is revised to add the following bullet point:
The Fund also may:
 purchase securities of other investment companies, including exchange-traded funds (ETFs).

II.	The section beginning on page 14 entitled "Goal, Strategies and Risks -
Investment company securities" is revised to add the following:
Exchange-traded funds.   The Fund may invest in exchange-traded funds (ETFs).
ETFs are regulated as registered investment companies under the 1940 Act.
Many ETFs acquire and hold securities of all of the companies or other issuers, or a representative sampling of companies or other issuers, that are components of a particular index. Such ETFs are intended to provide investment results that, before expenses, generally correspond to the price and yield performance of the corresponding market index, and the value of their shares should, under normal circumstances, closely track the value of the index's underlying component securities. Because an ETF has operating expenses and transaction costs, while a market index does not, ETFs that track particular indices typically will be unable to match the performance of the index exactly. ETF shares may be purchased and sold in the secondary trading market on a securities exchange, in lots of any size, at any time during the trading day. More recently, actively managed ETFs have been created that are managed similarly to other investment companies.

The shares of an ETF may be assembled in a block (typically 50,000 shares) known as a creation unit and redeemed in kind for a portfolio of the underlying securities (based on the ETF's net asset value) together with a cash payment generally equal to accumulated dividends as of the date of redemption. Conversely, a creation unit may be purchased from the ETF by depositing a specified portfolio of the ETF's underlying securities, as well as a cash payment generally equal to accumulated dividends of the securities (net of expenses) up to the time of deposit.

ETF shares, as opposed to creation units, are generally purchased and sold by smaller investors in a secondary market on a securities exchange.
ETF shares can be traded in lots of any size, at any time during the trading day. Although the Fund, like most other investors in ETFs, intends to purchase and sell ETF shares primarily in the secondary trading market, the Fund may redeem creation units for the underlying securities
(and any applicable cash), and may assemble a portfolio of the underlying securities and use it (and any required cash) to purchase creation units, if the investment manager believes it is in the Fund's best interest to do so.

An investment in an ETF is subject to all of the risks of investing in the securities held by the ETF and have the same risks as investing in a closed-end fund. In addition, because of the ability of large market participants to arbitrage price differences by purchasing or redeeming creation units, the difference between the market value and the net asset value of ETF shares should in most cases be small. An ETF may be terminated and need to liquidate its portfolio securities at a time when the prices for those securities are falling.

Please keep this supplement for future reference.